Exhibit 7.1

Exhibit 7.1 Ratio of earnings to fixed charges – continuing operations

For the purpose of computing this ratio, earnings consist of the income from continuing operations before taxation of Group companies and income received from companies owned 50% or less by ICI, plus fixed charges excluding capitalised interest. Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortisation of debt discount and expense and that portion of rental expense representative of the interest factor.